Mail Stop 4561

November 3, 2006

Dennis D. Cirucci
Chief Executive Officer
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008

Re: Alliance Bancorp, Inc. of Pennsylvania
   Form S-1, amendment number 1, filed October 19, 2006
   File Number 333-136853

Dear Mr. Cirucci:

        We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reasons for the Reorganization, page 4

1.   We reiterate in part our prior comment number 2. "Where appropriate, please discuss your *capacity*, based on loan demand and any other material factors, to place the funds you will raise into loans, rather than cash or short term holding positions."

The Exchange of Alliance Bank Common Stock, page 5

2.   We suggest that the introductory paragraph be expanded. We not that the current ownership is 19.98% owned by the public and 80.02% by Greater Delaware Valley

Holdings. Multiplying 80.02% times, "shares to be exchanged for current Alliance Bank common stock," produces a different percentage split from the 55% and 45% listed on page 2. Briefly explain why.

How We determined the Price Per Share…, page 115

3.   We note the last five bullet items on page 116. If correct, please clarify that these are not selection criteria, but rather averages for the combined, peer group companies. Also, where appropriate, give the selection criteria for the peer group companies.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Bejamin Phippen at 202-551-3697, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: Kevin M. Houlihan
        Fax number 202-393-0105